MassHousing Initiative

MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENTS
(2007-present)

35 Number of Projects	$654.9M HIT Investment Amount	$44.6M Building America NMTC Allocation	$1.6B Total Development Cost	4,214 Housing Units Created or Preserved
$3.0B	12.6M	14,590	$357.7M	3,937
Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Low-and Moderate- Income Housing Units (93% affordable)

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2022. Economic impact data is in 2021 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.